UNITED STATES SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER 001-41252
Washington, D.C. 20549	CUSIP NUMBER Class A Common Stock: 873048409
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: March 31, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

T Stamp Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

3017 Bolling Way NW, Floor 2
Address of Principal Executive Office (Street and Number)

Atlanta, GA 30305
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period. (Attach extra Sheets if Needed)

Due to a technical error, T Stamp Inc. (the “Company”) inadvertently made a late filing of its Form 10-Q for the period ended March 31, 2024. The Company had prepared the Form 10-Q for a timely filing, but encountered an unexpected XBRL error that prevented the filing from being accepted by the EDGAR filing system until after 5:30pm ET on May 15, 2024. The Form 10-Q was accepted by the EDGAR filing system at 5:49pm ET on May 15, 2024.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alexander Valdes	(404)	806-9906
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
 Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 T Stamp Inc.
(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 16, 2024	By:	/s/ Alexander Valdes
	Name:	Alexander Valdes
	Title:	Chief Financial Officer